Volaris Announces the Publication of its Report on Climate-related Risks and Opportunities Management based on the TCFD International Framework

Mexico City, Mexico, April 3, 2023 - Controladora Vuela Compañía de Aviación, S.A.B. de C.V. ("Volaris" or "the Company") announces that it has published a report based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). This report reflects the risks and opportunities associated with climate change and its impact on the company.

As part of its commitment to sustainability and responsible business practices, Volaris has decided to adopt the TCFD recommendations, which will help the Company effectively manage climate-related risks and their financial impact, as well as recognize opportunities related to the transition to a low-carbon economy. This report will provide investors and other stakeholders with information on governance, strategy, risk management, and climate-related opportunities.

Enrique Beltranena, Volaris’ President and CEO said: "We are committed to being a responsible Company and taking meaningful steps to address the risks and opportunities that affect the Company associated with climate change. Reporting in line with the TCFD recommendations is an important step in this direction; by doing so, we can build a more sustainable and resilient future for our industry and our planet."

For more information on this report, click here.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 201 and its fleet from 4 to 120 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit: www.volaris.com.

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com